October 5, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N. E.

Washington D.C. 20549-3561

Attention: David R. Humphrey, Branch Chief

Via EDGAR and Facsimile

Re:	Boyd Gaming Corporation
Form 10-K for the year ended December 31, 2009
Filed March 5, 2010
File No. 1-12882

and

Definitive Proxy on Schedule 14A
Filed April 8, 2010
File No. 1-12882

Dear Mr. Humphrey:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated September 21, 2010 with respect to the Company’s Form 10-K for the year ended December 31, 2009 filed with the SEC on March 5, 2010 and the Definitive Proxy on Schedule 14A filed with the SEC on April 8, 2010 (and certain other filings on Forms 8-K and 10-Q as referenced herein). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 11

1.	In future filings, please delete the second and third sentences of the second introductory paragraph. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it.

Response:

The Company notes the Staff’s comment and advises the Staff that in future filings the Company will delete the sentences referenced in the Staff’s comment.

United States Securities and Exchange Commission

David R. Humphrey, Branch Chief

October 5, 2010

Consolidated Balance Sheets, page 66

2.	We note your disclosures related to the Echelon development project in Notes 3 and 10 to your audited consolidated financial statements. Specifically, we note the carrying value of your investment in the Echelon development project represents over 20% of your total assets at December 31, 2009. Since you have suspended this project and do not expect to resume construction for three to five years, we suggest you segregate these assets from the revenue-producing assets on your consolidated balance sheets. In addition to presenting your investment in the Echelon development project as a separate line item on the face of your consolidated balance sheets, we suggest you add separate footnote disclosure to provide a summary of the underlying costs in a format similar to the table summarizing your property and equipment in Note 3. This separate footnote should include robust disclosure regarding the various sets of assumptions you used when preparing your future undiscounted cash flow analysis for purposes of testing for potential impairment.

Response:

The Company notes the Staff’s comment, and although the Company does not believe that the presentation suggested by the Staff is required by generally accepted accounting principles or any rule or regulation of the SEC, the Company will, in future filings of its periodic and annual reports, present the assets related to the Echelon development project as a separate line item, combined with other development projects, on the face of the consolidated balance sheets for all periods presented and will expand disclosure in a separate footnote as applicable, as suggested.

Form 8-K dated May 4, 2010

3.	Your disclosure states that you effectively obtained control of Borgata in March 2010 and that such change of control required acquisition method accounting in accordance with ASC Topic 810. In this regard, we note you provided pro forma historical financial information although you indicated that such pro forma information was not presently required. It is unclear how you determined that pro forma information was not required. According to Instruction 2 to Item 2.01 of Form 8-K, the term “acquisition” includes consolidation, and your consolidation of Borgata appears to involve a significant amount of assets. Therefore, filing of financial statements and pro forma information may have been required pursuant to Item 9.01 of Form 8-K. Please advise.

Response:

The Company notes the Staff’s comment and advises the Staff that the change from the equity method of accounting to the consolidation of Borgata was due to a change in the application of an accounting principle, not due to any consolidation of assets, or any purchase, acquisition or transfer of additional ownership interest (or other form of acquisition), exchange, merger, consolidation of entities or succession as contemplated by Item 2.01 of Form 8-K. As the Company has previously reported, as a result of the investigations of MGM Mirage (“MGM”, currently MGM Resorts International, the Company’s former partner in the Borgata joint venture) by the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey and the New Jersey Casino Control Commission, MGM and such New Jersey gaming authorities entered into a stipulated settlement agreement (the “Settlement Agreement”) providing for, among other things, the transfer on March 24, 2010 by MGM of its 50% interest in Borgata and certain leased land into a divestiture trust (the “Divestiture Trust”) established for the purpose of selling MGM’s 50% interest in Borgata and the leased land to third parties. The Company was not a party to the Settlement Agreement. In connection with MGM’s transfer and the Settlement Agreement, the Borgata operating agreement between the Company and MGM was required to be

United States Securities and Exchange Commission

David R. Humphrey, Branch Chief

October 5, 2010

amended, in part, to facilitate MGM’s transfers to the Divestiture Trust. As a result of the amendment to the operating agreement to facilitate MGM’s transfers, neither MGM nor the Divestiture Trust has any allowance to participate in, or ability to limit the direction of, the decisions that occur in the ordinary course of Borgata’s business. The Company still serves as Borgata’s managing member and continues to hold a 50% ownership interest in Borgata with the Divestiture Trust (in which the Company has no interest, economic, voting or other rights, or any affiliation with) holding the other 50% interest on behalf of MGM. As a result of the amendment to the operating agreement to facilitate MGM’s transfers, the Company performed a revised assessment of the joint venture partners’ substantive participating rights in Borgata, pursuant to ASC Topic 810, Consolidation, and concluded that because MGM relinquished all its previously held participating rights in Borgata, effectively giving the Company direct control, the Company was required to consolidate the financial position and results of operations of Borgata. The reason for the accounting consolidation can largely be characterized as form over substance: the accounting guidance required the consolidation of the applicable financial statements as a result of MGM’s transferring its equity interest to the Divestiture Trust; however, there was no rebalancing of the Company’s oversight of Borgata’s management, and the substance of the day to day operations were not impacted at all as a result. Moreover, as already noted, there was no consolidation of assets, nor was there any additional equity interest in Borgata transferred, directly or indirectly, to the Company as a result of MGM’s transferring its equity interest to the Divestiture Trust.

The Company applied acquisition method accounting in accordance with the provisions of ASC Topic 805, Business Combinations, (previously Statement of Financial Accounting Standard 141(R), (“SFAS 141(R)”) which promulgates that the exchange of an equity investment for a controlling interest is an event that requires remeasurement of the investment to fair value, even if such exchange was without consideration. The Company believes the contractual termination of MGM’s participating rights and the resulting shift in effective control to the Company in connection therewith, met the broadened definition of a business combination pursuant to SFAS 141(R), for purposes of applying the acquisition method of accounting. However, as noted above, the Company does not believe that such action is an “acquisition” in the legal context as contemplated pursuant to Item 2.01 of Form 8-K, as there was no consolidation of assets, or change in the Company’s equity interest in Borgata (i.e., no transfer or acquisition of any additional ownership interest or other form of acquisition), purchase, exchange, merger, consolidation of entities or succession, and no resulting change in the Company’s ownership in Borgata.

The Company supplementally advises the Staff that the pro forma financial statements furnished in the referenced Form 8-K were intended to make available comparative historical financial statements to the investor community, rather than to provide analysis or projections of future results. The Company’s rationale for providing this information was to allow its investors and analysts to bifurcate the operations of Borgata from the historical operations of the Company, and to provide the ability to separately and comparatively evaluate the entities in future periods.

Form 10-Q for the quarterly period ended June 30, 2010

Liquidity and Capital Resources

Indebtedness, page 51

4.

In the description of your bank credit facility, you state that you have remaining availability of approximately $1.1 billion. However, since your Total Leverage Ratio (as defined in your bank credit facility) was 6.91 to 1.00 at June 30, 2010, and the maximum permitted Total Leverage Ratio was 7.00 to 1.00 at that date, it appears that substantially all of the remaining availability under your bank credit facility could not have been borrowed for working capital purposes at June 30, 2010. If

United States Securities and Exchange Commission

David R. Humphrey, Branch Chief

October 5, 2010

true, please revise your disclosure regarding the remaining availability to clearly indicate the amount you could actually borrow to support your existing operations and still remain in compliance with the restrictive covenants contained in your bank credit facility.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company’s disclosure was based on the contractual amount available for draw under the bank credit facility at June 30, 2010. The Company does not believe that the available $1.1 billion capacity would be required to support existing operations. The amount could, however, be available for draw in connection with other investment or acquisition actions.

As disclosed, the Company’s analysis as of June 30, 2010 (and through the filing of the related Form 10-Q) indicated that additional borrowing capacity could be available for operating needs, while retaining compliance with the restrictive covenant, as a result of the following events: (i) the maximum Total Leverage Ratio increases by twenty five basis points in the succeeding two calendar quarters; and (ii) an expected distribution from Borgata related to its refinancing transaction would be used to repay a significant amount of the Company’s outstanding debt. The combined effect of these factors, coupled with the Company’s projections with respect to its trailing twelve-month Consolidated EBITDA in these future quarters, would in fact present increased near-term availability to draw against the capacity of the bank credit facility for working capital purposes.

The Company further advises the staff that its outstanding borrowings under the bank credit facility have been fairly static throughout the periods covered in these filings, and the available capacity has not been needed to fund ongoing operations during such time. Additionally, the capacity commitment was actually reduced by $1 billion in December 2009, in connection with an amendment to the bank credit facility, which further deemphasizes the notion that the Company is reliant on available capacity to fund ongoing operations or working capital.

The Company acknowledges its review of the Staff’s interpretative guidance on liquidity and capital resources disclosures, issued on September 17, 2010, and further advises the Staff that the Company will revise its disclosures, if and as necessary, to conform to such guidance in future filings of its periodic and annual reports.

Other Items Affecting Liquidity, page 54

5.	According to the disclosure in Note 3 to your interim consolidated financial statements, MGM agreed to transfer the MGM interest into the Divestiture Trust and further agreed to sell such interest within a 30-month period. Since you have a right of first refusal to purchase the MGM Interest from the Divestiture Trust on the same terms as any proposed third-party buyer, please expand your discussion of Other Items Affecting Liquidity to (i) address the possibility that you might purchase the MGM interest and (ii) state the expected source of funding for such a purchase.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company has not engaged in any discussions, nor been presented with any third party offers related to the purchase of the MGM Interest; therefore the Company does not believe that expanded disclosure is necessary at this time. However, the Company further advises the Staff that in future filings of its periodic and annual reports, the Company will revise its disclosure of the possibility that the Company might exercise its right of first refusal, or

United States Securities and Exchange Commission

David R. Humphrey, Branch Chief

October 5, 2010

otherwise purchase the MGM interest, if and when such matters are required to be disclosed. At such time as any disclosure is required, the Company will also disclose the purchase price (if known) and the expected source of funding for such purchase.

Schedule 14A

General

6.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company confirms that it considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that such policies and practices are not reasonably likely to have such an effect. As a result, the Company determined that no disclosure was required in response to Item 402(s) of Regulation S-K.

As part of its consideration of the issues addressed by Item 402(s), the Company completed an internal review process in which our Compensation and Stock Option Committee (the “Committee”), together with management, reviewed the compensation policies and practices for employees across the Company and considered how they relate to material risks facing the Company. In this review, in addition to the situations set forth in Item 402(s) of Regulation S-K, management considered the different types of incentive compensation arrangements used across the Company in light of such risks, including those risks we identify in our reports filed with the Commission under the Securities Exchange Act of 1934. We also considered whether the design of these arrangements, together with other policies and practices of the Company, operate to mitigate the potential for excessive risk-taking.

Based upon this review, management concluded, and the Committee concurred, that based on a combination of factors, our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company. The following are among the factors considered in reaching this conclusion:

•

our compensation plans and programs generally provide potential rewards based on a balanced combination of both the short-term and long-term goals of the Company, thereby mitigating the potential for rewarding short-term results that appear in isolation to be favorable;

•	none of our business units carry a disproportionate portion of our risk profile or vary significantly from the Company’s overall risk and reward structure;

•

the manner in which we structure our compensation, including our belief that the mix of compensation that we provide helps us to mitigate risk by providing compensation that depends in part on the long-term success of the Company;

•	we have stock ownership requirements for senior officers, which we believe focuses our leadership on long-term stock price appreciation and sustainability; and

•

all of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting, which requires an employee to commit to a longer period of employment for such awards to be valuable.

United States Securities and Exchange Commission

David R. Humphrey, Branch Chief

October 5, 2010

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg

Senior Vice President, Chief Financial Officer and Treasurer

cc:

Brandon C. Parris, Morrison & Forrester

Frederick J. Schwab, Chairman of the Company’s Audit Committee

Thomas V. Girardi, Chairman of the Company’s Compensation and Stock Option Committee

Brian Larson, Executive Vice President, Secretary and General Counsel

Ellie Bowdish, Vice President and Chief Accounting Officer